CUSIP No. 22406 P108                                           Page 1 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No.1)


                           Coyote Network Systems Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)



                                   22406 P108
       -----------------------------------------------------------------
                                 (CUSIP Number)

                                Richard L. Haydon
                    Strategic Restructuring Partnership L.P.
                      1114 Ave. of the Americas, 38th Floor
                            New York, New York 10036
                               Tel. (212) 536-9715
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               November 12, 1998
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 22406 P108                                           Page 2 of 7 Pages
--------------------------------------------------------------------------------
1)   Name of Reporting Person                     Richard L. Haydon
     S.S. or I.R.S. Identification
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) [ ]
     if a Member of a Group                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                    WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                    United States
--------------------------------------------------------------------------------
Number of                           7)  Sole Voting      1,517,230 shares of
Shares Beneficially                     Power            Common Stock, $1.00
Owned by                                                 par value ("Common
Reporting Person                                         Stock") (including
                                                         shares issuable upon
                                                         exercise of warrants)
                                    --------------------------------------------
                                    8)  Shared Voting
                                        Power                 -0-
                                    --------------------------------------------
                                    9)  Sole Disposi-    1,517,230 shares of
                                        tive Power       Common Stock (including
                                                         shares issuable upon
                                                         exercise of warrants)
                                    --------------------------------------------
                                    10) Shared Dis-
                                        positive Power        -0-
                                    --------------------------------------------

11)  Aggregate Amount Beneficially                       1,517,230 shares of
     Owned by Each Reporting Person                      Common Stock (including
                                                         shares issuable upon
                                                         exercise of warrants)
--------------------------------------------------------------------------------

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                      8.76%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                               IN

CUSIP No. 22406 P108                                           Page 3 of 7 Pages
--------------------------------------------------------------------------------
1)   Name of Reporting Person           Strategic
     S.S. or I.R.S. Identification      Restructuring
     No. of Above Person                Partnership L.P.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                             WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                             Delaware
--------------------------------------------------------------------------------
Number of                           7)  Sole Voting      789,380 shares of
Shares Beneficially                     Power            Common Stock (including
                                                         shares issuable upon
                                                         exercise of warrants)
                                    --------------------------------------------
                                    8)  Shared Voting
                                        Power              -0-
                                    --------------------------------------------
                                    9)  Sole Disposi-    789,380 shares of
                                        tive Power       Common Stock (including
                                                         shares issuable upon
                                                         exercise of warrants)
                                    --------------------------------------------
                                    10) Shared Dis-
                                        positive Power     -0-
                                    --------------------------------------------

11)      Aggregate Amount Beneficially                   789,380 shares of
         Owned by Each Reporting Person                  Common Stock (including
                                                         shares issuable upon
                                                         exercise of warrants)
--------------------------------------------------------------------------------

12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                       4.65%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                               PN

CUSIP No. 22406 P108                                           Page 4 of 7 Pages



                         Amendment No. 1 to Schedule 13D
                                  -------------

          Reference is hereby made to the statement on Schedule 13D (the "Schedule 13D") previously filed by the reporting persons with the Securities and Exchange Commission with respect to The Diana Corporation (prior name of the Issuer). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:



Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Item 5 is hereby amended and restated in its entirety to read as follows:

          (a) Based on a total of 16,618,492 shares of Common Stock outstanding as of February 18, 2000, and giving effect to the exercise of all presently-exercisable Warrants, Mr. Haydon owns 1,517,230 shares of Common Stock, or approximately 8.76% of the Common Stock outstanding. SRP owns 789,380 shares of Common Stock, or 4.65% of the Common Stock outstanding.

          The securities reported as beneficially owned by Mr. Haydon include the securities owned by SRP. The balance is held in various managed discretionary accounts with respect to which Mr. Haydon, or an entity controlled by Mr. Haydon, has sole voting and investment power over the securities of the Issuer held by such accounts.

          (b) Mr. Haydon has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

          (c) Except as described in this statement, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days. On February 15, 2000 an aggregate 2,000 shares of Common Stock were purchased for the benefit of two managed discretionary accounts managed by Mr. Haydon at a per share purchase price of $6.97.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by the Reporting Persons.

          (e) Not applicable.

CUSIP No. 22406 P108                                           Page 5 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.
         ---------------------------------------
         Item 6 is hereby amended by adding the following thereto:

          Under the terms of the warrants to purchase an aggregate 30,000 shares of Common Stock acquired by the Reporting Persons in connection with a demand loan facility provided by the Reporting Persons on November 1, 1999, the Reporting Persons have certain rights with respect to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of those shares of Common Stock underlying the Warrants. The form of Warrant is incorporated herein by reference to Exhibit 4.03 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, filed with the Securities and Exchange Commission on November 15, 1999.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit A - Group Agreement

          Exhibit B - Form of Common Stock Purchase Warrant Certificate (incorporated by reference to Exhibit 4.03 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, filed with the Securities and Exchange Commission on November 15, 1999).

CUSIP No. 22406 P108                                           Page 6 of 7 Pages

                                    Signature
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/Richard L. Haydon
                                          Richard L. Haydon


                                    STRATEGIC RESTRUCTURING PARTNERSHIP L.P.
                                    By:  Strategic Restructuring Advisers, L.P.,
                                    General Partner


                                    By /s/Richard L. Haydon
                                          General Partner



Date: March 20, 2000

CUSIP No. 22406 P108                                           Page 7 of 7 Pages

                                                                       EXHIBIT A

                                   AGREEMENT
                                       OF
                               RICHARD L. HAYDON
                                      AND
                    STRATEGIC RESTRUCTURING PARTNERSHIP L.P.

                           PURSUANT TO RULE 13D-1(F)
                           _________________________


          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.



                                     /s/ Richard L. Haydon
                                         Richard L. Haydon


                                    STRATEGIC RESTRUCTURING PARTNERSHIP L.P.
                                    By:  Strategic Restructuring Advisers, L.P.,
                                    General Partner


                                    By /s/Richard L. Haydon
                                          General Partner



Date: March 20, 2000